SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Corporate Document
Type:			Phase:
Corporate Policy			In effect
Title:			Number and Version:
DONATIONS AND VOLUNTARY CONTRIBUTIONS			PI0035 – V.1
Issuing Department:	Approval:	Duration of the 1st version:	Duration of this version:
PK	DANTE RAGAZZI PAULI - DRPAULI	17/01/2019	17/01/2019
Related Departments (Areas of Influence):		Processes:
SABESP		-

1.     Introduction

This Corporate Policy is intended to guide the actions related to donation and voluntary contribution processes made by Sabesp for charitable, cultural, educational, social and/or environmental purposes, in accordance with the Company's ethical values and principles.

2.     Objective

2.1   Establish guidelines, criteria and definitions to guide the donation and voluntary contribution processes made by Sabesp.

2.2   Prevent the improper use or transfer of Company resources, directly or indirectly, that may favor illegal acts or acts that do not comply with Sabesp’s Code of Conduct and Integrity.

2.3   Establish the permission and prohibition criteria for donations and voluntary contributions made by the Company.

3.     Guidelines

3.1  This Policy does not apply to:

a)

donations and contributions arising from regulatory or judicial obligations, provisions for consent decrees or other mandatory determinations issued upon Sabesp by competent governmental authorities; and

b)	resources for cultural, educational, social and/or environmental projects executed through sponsorship such as counterparts to promote institutional publicity.

3.2 Donations or voluntary contributions of movable property are allowed whether the following criteria are simultaneously met:

a)	the Social Solidarity Fund of the State of São Paulo (Fundo Social de Solidariedade do Estado de São Paulo) has been previously consulted;
b)	they are destined to municipal, state or federal public entities or non-profit entities, and the donated property must be used to benefit social, cultural, educational and/or environmental interests;

             -   the beneficiary person or entity must compliant with Sabesp;

-   they must not be directly linked to the provision of services in municipalities;

-   they must be fully depreciated or amortized in the accounting books;

-   they must be classified as unserviceable and after being submitted to analysis for:

I -    opportunity and socio-economic convenience regarding the choice of another form of disposal;

Corporate Document
Type:			Phase:
Corporate Policy			In effect
Title:			Number and Version:
DONATIONS AND VOLUNTARY CONTRIBUTIONS			PI0035 – V.1
Issuing Department:	Approval:	Duration of the 1st version:	Duration of this version:
PK	DANTE RAGAZZI PAULI - DRPAULI	17/01/2019	17/01/2019
Related Departments (Areas of Influence):		Processes:
SABESP		-

II -   prior determination of the asset’s market value, which must be obtained by comparison with three assets of similar characteristics and age:

(i)	for vehicles, the values referred to in the FIPE (Fundação Instituto de Pesquisas Econômicas) table are accepted;
(ii)

for assets that do not have a used market reference, the value of a new asset, depreciated by the IBAPE (Instituto Brasileiro de Avaliações e Perícias de Engenharia de São Paulo) table must be used and is applicable exclusively to said asset.

c)

the limit of 1,000.00 UFESPs (Unidades Fiscais do Estado de São Paulo) per year per receiving Corporate Taxpayer’s ID (CNPJ) must be observed and is subject to the approval of the director of the donating department;

-    amounts above this limit are subject to the prior authorization of the Collegiate Board;

3.3 The donating department must execute the entire donation or voluntary contribution process, in accordance with the business procedures, and is responsible for documents that base and justify the donation or contribution.

a)   All donations and contributions must be formalized in an appropriate legal instrument that establishes the beneficiary's sole responsibility for the use of the asset received, expressly undertaking not to use the resources in a way that conflicts with the purpose of the donation or contribution and applicable legal provisions.

b)   This legal instrument must contain an anti-corruption clause that protects Sabesp if the other party is involved in violations to the provisions of the Anti-Corruption Law 12.846/2013 that may impact the Company’s reputation.

c)   All donation or voluntary contribution process must be submitted to the functional Risk and Compliance Management authority to assess any potential conflict of interests.

3.4 Donations or contributions in kind are not allowed;

3.5 Donations and voluntary contributions are prohibited, directly or indirectly, under the following conditions:

a)   to private individuals;

b)   to political parties and their candidates, in accordance with the legislation in force.

c)   to legal ineligible and/or suspended legal entities, in particular those whose corporate registrations are under the following conditions:

Corporate Document
Type:			Phase:
Corporate Policy			In effect
Title:			Number and Version:
DONATIONS AND VOLUNTARY CONTRIBUTIONS			PI0035 – V.1
Issuing Department:	Approval:	Duration of the 1st version:	Duration of this version:
PK	DANTE RAGAZZI PAULI - DRPAULI	17/01/2019	17/01/2019
Related Departments (Areas of Influence):		Processes:
SABESP		-

-       National Registry of Ineligible and Suspended Companiesfrom Federal Controller's Office (Cadastro de Empresas Inidôneas e Suspensas (CEIS) da Controladoria Geral da União);

-       National Registry of Punished Companies from the Federal Controller's Office (Cadastro Nacional de Empresas Punidas (CNEP) da Controladoria Geral da União);

-       Ineligible Private Non-Profit Entities Registry from the Federal Controller’s Office (Cadastro de Entidades Privadas Sem Fins Lucrativos Impedidas (CEPIM) da Controladoria Geral da União);

-       National Registry of Civil Convictions by Acts of Administrative Improbity from the National Council of Justice (Cadastro Nacional de Condenações Cíveis por Atos de Improbidade Administrativa do Conselho Nacional de Justiça);

-       Registry of employers who have submitted workers to slavery conditions according to the Ministry of Labor and Employment (Cadastro de Empregadores que tenham submetido trabalhadores a condições análogas às de escravo do Ministério do Trabalho e Emprego);

-       Disabled and Disreputable according to the Federal Court of Auditors (Relação de Inabilitados e Inidôneos do Tribunal de Contas da União); and

-       Outstanding Credits to State Agencies and Entities from the Treasury Department of the State of São Paulo (Cadastro Informativo dos Créditos não Quitados de Órgãos e Entidades Estaduais (Cadin) da Secretaria da Fazenda do Estado de São Paulo);

In case of questions or registrations not provided for in this Policy, the Risk Management and Compliance functional authority shall be consulted to assess the relevance of such donation or voluntary contribution.

d)  offered, promised or granted for the purpose of obtaining an improper advantage or to influence the action of any person, whether a public agent, supplier, third party, or others, regardless of the suitability of the organization to be favored;

e)   in the years in which municipal, state and/or federal elections are held, in accordance with the legislation in force; and

f)  in other situations provided for by law.

3.6  The Board of Directors must annually report to the Collegiate Board all donations made during the period.

3.7  This Policy does not contemplate the donation of real estate, which must be treated exceptionally by the Executive Board, according to specific legislation.

Corporate Document
Type:			Phase:
Corporate Policy			In effect
Title:			Number and Version:
DONATIONS AND VOLUNTARY CONTRIBUTIONS			PI0035 – V.1
Issuing Department:	Approval:	Duration of the 1st version:	Duration of this version:
PK	DANTE RAGAZZI PAULI - DRPAULI	17/01/2019	17/01/2019
Related Departments (Areas of Influence):		Processes:
SABESP		-

3.8 Exceptional situations or situations not foreseen in this Policy must be submitted to the approval of the Collegiate Board.

3.9  Business procedures should be adapted to comply with this Policy.

4.     Supplementary Items

Referred Attachments (Attachments Base)	Referred Documents	Record Information
-	-	-
Attached Files (Documents that serve as Supplement to the Corporate Instrument)
PI0035V01 Appendix 01 – Definitions.doc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 7, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.